Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2005


Mr. R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO  80301

Re:	Array BioPharma Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2004
      Filed September 3, 2004
	File No. 001-16633

Dear Mr. Carruthers:

	We have completed our review of your Form 10-K and have no further comment at this time.

								Sincerely,



Jim Atkinson
Accounting Branch Chief